Exhibit 99.1

Oncolytics Biotech® Announces Details of 2018 Annual General Meeting of Shareholders

CALGARY, AB and SAN DIEGO, CA, April 26, 2018 - Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), currently developing REOLYSIN® (pelareorep), an intravenously delivered immuno-oncolytic virus turning cold tumors hot, today announced that its 2018 Annual General Meeting of Shareholders will be held on Thursday, May 3rd, 2018 at 4:30 pm ET at the Toronto Region Board of Trade located at First Canadian Place, Suite 350, 77 Adelaide Street West, Toronto, Ontario.

Following the business portion of the meeting, Dr. Matt Coffey, President and CEO of Oncolytics, will discuss recent progress in the development of pelareorep, including recent data presented at AACR in combination with checkpoint inhibitors, future plans with checkpoint inhibitor collaborations and the phase 3 metastatic breast cancer study, as well as comment on the pending listing of the company’s shares on the NASDAQ Capital Market.

A live webcast of Dr. Coffey's presentation will begin at approximately 4:45 pm ET and be available on the company's website at www.oncolyticsbiotech.com/investor-centre/presentations. It is recommended that listeners log on 10 minutes in advance of a live session to register and download any necessary software. An audio replay will be accessible approximately two hours following the presentation on the Oncolytics website.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis and immuno-therapy and immune modulator (IMiD) combinations to produce innate and adaptive immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations Robert Uhl Westwicke Partners 858-356-5932 robert.uhl@westwicke.com	Media Contact Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com